November 22, 2004

Mr. Oscar M. Young
Senior Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Young:

We have received your letter dated November 17, 2004. The following is in response to your comments regarding Standard Management Corporation’s Form 8-K filed on November 1, 2004 (File No.: 000-20882).

Company Response #1:

In connection with the Company’s responses to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response #2:

We have amended the form 8-K to provide as exhibit 16.1 a new letter from our former accountants addressing the concerns raised in the staff’s comment number two.

You may contact me at (317) 574-2063 regarding any questions.

Sincerely,
/s/ Michael Edwards
Michael Edwards
Vice President and Corporate Controller